ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

June 6, 2011

W. Bradshaw Skinner, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

Response Letter dated January 11, 2011

Response Letter dated April 25, 2011

Response Letter dated April 29, 2011

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed May 2, 2011

File No.  000-26973

Dear Mr. Skinner,

This letter is in response to your comment letter dated May 6, 2011 regarding the amended Form 10-K of ForeverGreen Worldwide Corporation (the “Company”) filed on May 2, 2011.  The Company is filing via EDGAR an Amendment No. 2 to the annual report on Form 10-K for the year ended December 31, 2009 which addresses the following comment made in your May 6, 2011 comment letter.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page 7

1.

We note your financial statements as of and for the year ended December 31, 2008 are

  unaudited.  Please amend your filing to include audited financial statements for all   periods required pursuant to Rule 8-02 of Regulation S-X.

Response:  We have audited the financial statements for all periods included in the Amendment No. 2 to Form 10-K for the year ended December 31, 2009.  As a result of the re-audit of the December 31, 2008 year, we have changed the amount of impairment of goodwill for 2008 and 2009.  Accordingly, we have made the appropriate revisions to the financial numbers and discussions in “Item 7. Management’s Discussion and Analysis of Results of Operations” and the financial statements and notes thereto for the years ended December 31, 2009 and 2008.

As a result of the changes to the December 31, 2009 financial statements, we intend to file an amendment to our annual report on Form 10-K for the year ended December 31, 2010 to include the changes made to those financial statements.

In connection with our response to your comments, the Company acknowledges that:

*

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the amended 2009 Form 10-K adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer

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